Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

May 9, 2018

VIA EDGAR

Marianne Dobelbower, Esq.

Karen Rossotto, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation

Registration Statement on Form N-2 (File No. 333-224588)

Dear Mses. Dobelbower and Rossotto:

We respectfully request on behalf of FS Investment Corporation (the “Company”) that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission afford selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984) to the Company’s Registration Statement on Form N-2 (File No. 333-224588), filed on May 2, 2018 (the “Registration Statement”). The Registration Statement relates to the Company’s shelf offering of up to an aggregate of $1,500,000,000 of securities of the Company under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”).

The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-205180), filed on April 3, 2017 (“Post-Effective Amendment No. 4”), which was subject to review and comment, and declared effective by the Staff on April 28, 2017. The Company filed the Registration Statement to (i) update its audited financial statements to include audited financial statements and notes thereto for the year ended December 31, 2017 so as to comply with Section 10(a)(3) of the Securities Act, (ii) carry forward $1,420,000,000 of unsold securities that were previously registered for sale under the Company’s Registration Statement on Form N-2 (File No. 333-205180), initially filed on June 24, 2015 (the “Existing Registration Statement”) and (iii) to replace the Existing Registration Statement with the Registration Statement pursuant to the requirements of Rule 415(a)(5) promulgated under the Securities Act.

In addition, the Registration Statement contains, among other things, the following changes from Post-Effective Amendment No. 4: (i) updates financial information disclosure; (ii) adds, deletes and/or modifies disclosure related to (a) the Company’s former investment adviser, FB Income

Marianne Dobelbower Karen Rossotto May 9, 2018 Page 2

Advisor, LLC, former investment sub-adviser, GSO / Blackstone Debt Funds Management LLC, and its new investment adviser, FS/KKR Advisor, LLC, and the Company’s agreements with each such entity, (b) market opportunity, (c) potential competitive strengths, (d) investment types, (e) risk factors, (f) biographies for executive officers and directors of the Company, (g) regulation, (h) conflicts of interest, (i) portfolio management, (j) related party transactions and (k) taxation; (iii) adds and deletes certain exhibits; and (iv) other general clean-up comments.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Stephen S. Sypherd

FS Investment Corporation